As filed with the Securities and Exchange Commission on September 23, 2013

Securities Act Registration No. 333-186748

Investment Company Registration No. 811-22546

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 8	☒

ClearBridge Energy MLP Opportunity Fund Inc.

(Exact Name of Registrant as Specified in Charter)

620 Eighth Avenue, 49th Floor

New York, New York 10018

(Address of Principal Executive Offices)

(888) 777-0102

(Registrant’s Telephone Number, Including Area Code)

Kenneth D. Fuller

Legg Mason & Co., LLC

620 Eighth Avenue, 49th Floor

New York, New York 10018

(Name and Address of Agent for Service)

Copies to:

Sarah E. Cogan, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017	Robert I. Frenkel, Esq. Legg Mason & Co., LLC 100 First Stamford Place Stamford, CT 06902

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

This post-effective amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-186748 and 811-22546) of ClearBridge Energy MLP Opportunity Fund Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements

	Part A	Financial Highlights(4)

	Part B	Financial Statements and Report of Independent Public Accounting Firm(4)

(2)	Exhibits

	(a)	Articles of Incorporation, dated April 5, 2011(1)

	(b)	By-Laws(1)

	(c)	Not Applicable

	(d)	Articles V and VIII of Registrant’s Articles of Incorporation are incorporated herein by reference

	(e)	Form of Dividend Reinvestment Plan(3)

	(f)	Not Applicable

	(g)(1)	Form of Management Agreement(3)

	(g)(2)	Form of Sub-advisory Agreement(3)

	(h)	Sales Agreement, dated April 23, 2013, with JonesTrading Institutional Services LLC(5)

	(i)	Not Applicable

	(j)	Custodian Services Agreement with State Street Bank and Trust Company(5)

	(k)(1)	Transfer Agency and Services Agreement with American Stock Transfer & Trust Company LLC(3)

	(k)(2)	Credit Agreement with State Street Bank and Trust Company(4)

	(k)(3)	Note Purchase Agreement with the certain note purchasers named therein(4)

	(l)(1)	Opinion and Consent of Simpson Thacher & Bartlett LLP(5)

	(l)(2)	Opinion and Consent of Foley & Lardner LLP(5)

	(m)	Not Applicable

	(n)	Consent of Independent Registered Public Accounting Firm(5)

	(o)	Not Applicable

	(p)	Subscription Agreement(2)

	(q)	Not Applicable

	(r)(1)	Code of Ethics of the Fund and LMPFA(3)

	(r)(2)	Code of Ethics of ClearBridge(3)

	(s)	Power of Attorney(4)

(1)	Filed on April 6, 2011 with Registrant’s Registration Statement on Form N-2 (File No. 333-173338 and 811-22546) and incorporated by reference herein.
(2)	Filed on May 20, 2011 with Registrant’s Registration Statement on Form N-2 (File No. 333-173338 and 811-22546) and incorporated by reference herein.
(3)	Filed on June 8, 2011 with Registrant’s Registration Statement on Form N-2 (File No. 333-173338 and 811-22546) and incorporated by reference herein.
(4)	Filed on February 19, 2013 with Registrant’s Registration Statement on Form N-2 (File No. 333-186748 and 811-22546) and incorporated by reference herein.
(5)	Filed herewith.

Item 26. Marketing Arrangements

Reference is made to the sales agreement for the Registrant’s common stock filed herewith or the form of underwriting agreement to be filed as an exhibit in a post-effective amendment to the Registrant’s Registration Statement and the section entitled “Plan of Distribution” contained in Registrant’s Prospectus incorporated by reference herein.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fees	$27,280
Listing fees	35,000
Financial Industry Regulatory Authority fees	30,500
Printing and engraving expenses	14,500
Accounting fees and expenses	20,000
Legal fees and expenses	200,000

Total	$327,280

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities

At July 31, 2013

Title of Class	Number of Record Holders
Common Stock, par value $0.001 per share	4

Item 30. Indemnification

Sections 1-3 of Article VII of the Registrant’s Articles of Incorporation, filed as Exhibit (a) to this Registration Statement, provide that:

To the maximum extent permitted by Maryland statutory or decisional law, as amended or interpreted, no current or former director or officer of the Registrant shall have any liability to the Registrant or its stockholders for money damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

The Registrant shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent that indemnification of directors is permitted by Maryland statutory or decisional law. The Registrant shall indemnify and advance expenses to its officers to the same extent as its directors and may do so to such further extent as is consistent with law. The Board of Directors may by By-Law, resolution or agreement make further provision for indemnification of directors, officers, employees and agents to the fullest extent permitted by the Maryland statutory or decisional law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such By-Laws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. This indemnification applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

No provision of the Registrant’s Articles of Incorporation shall be effective to protect or purport to protect any director or officer of the Registrant against any liability to the Registrant or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Adviser

The descriptions of LMPFA and ClearBridge under the caption “Management of the Fund” in the Prospectus and Statement of Additional Information of this registration statement are incorporated by reference herein. Information as to the directors and officers of LMPFA and ClearBridge, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of LMPFA and ClearBridge in the last two years, is included in their respective applications for registration as an investment adviser on Form ADV (File Nos. 801-66785, 801-64710, respectively) filed under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The accounts and records of the Registrant are maintained at the office of the Registrant at 620 Eighth Avenue, New York, New York 10018.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

(1) Registrant undertakes to suspend the offering of shares until the prospectus is amended, if subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) Not applicable.

(3) Not applicable.

(4) (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of this registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5) Registrant undertakes that, for the purpose of determining any liability under the Securities Act:

(a) the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant Rule 497(h) shall be deemed to be a part of the Registration Statement as of the time it was declared effective.

(b) each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

(7) Upon each issuance of securities pursuant to this Registration Statement, the Registrant undertakes to file a form of prospectus and/or form of prospectus supplement pursuant to Rule 497 and a post-effective amendment to the extent required by the Securities Act and the rules and regulations thereunder, including, but not limited to a post-effective amendment pursuant to
Rule 462(c) or Rule 462(d) under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 23rd day of September, 2013.

CLEARBRIDGE ENERGY MLP OPPORTUNITY FUND INC.

By:	/s/ Kenneth D. Fuller
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the 1933 Act, this Amendment to the Registration Statement has been signed by the following person in the capacity and on the date indicated.

Signature	Title	Date

/s/ Kenneth D. Fuller Kenneth D. Fuller	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)	September 23, 2013

/s/ Richard F. Sennett Richard F. Sennett	Principal Financial Officer (Principal Financial and Accounting Officer)	September 23, 2013

/s/ Carol L. Colman* Carol L. Colman	Director	September 23, 2013

/s/ Daniel P. Cronin* Daniel P. Cronin	Director	September 23, 2013

/s/ Paolo M. Cucchi* Paolo M. Cucchi	Director	September 23, 2013

/s/ Leslie H. Gelb* Leslie H. Gelb	Director	September 23, 2013

/s/ William R. Hutchinson* William R. Hutchinson	Director	September 23, 2013

/s/ Eileen A. Kamerick* Eileen A. Kamerick*	Director	September 23, 2013

/s/ Dr. Riordan Roett* Dr. Riordan Roett	Director	September 23, 2013

/s/ Jeswald W. Salacuse* Jeswald W. Salacuse	Director	September 23, 2013

*By:	/s/ Richard F. Sennett
Richard F. Sennett
As Agent or Attorney-in-fact

September 23, 2013

The original powers of attorney authorizing George P. Hoyt and Richard F. Sennett to execute this Registration Statement, and any amendments thereto, for the directors of the Registrant on whose behalf this Registration Statement is filed have been executed and incorporated by reference herein as Exhibit (s).

Schedule of Exhibits to Form N-2

Exhibit No.	Exhibit

(h)	Sales Agreement

(j)	Custodian Services Agreement with State Street Bank and Trust Company

(l)(1)	Opinion and Consent of Simpson Thacher & Bartlett LLP

(l)(2)	Opinion and Consent of Foley & Lardner LLP

(n)	Consent of Independent Registered Public Accounting Firm